Exhibit 99.1

Mingzhu Announces Unaudited Financial Results for the Six Months Ended June 30, 2022

SHENZHEN, China, December 28, 2022 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced its financial results for the six months period ended June 30, 2022.

Mr. Jinlong Yang, CEO of MingZhu, commented, “We ended the first half of 2022 in a stronger financial performance, with 528% year over year revenue growth, with positive net income of $0.07 per share compared to a loss in the year ago period. We have been successfully executing on multiple fronts, while continuing to navigate the challenged COVID-19 environment. Of note, we have shifted to an asset-light strategy.”

Mr. Jinlong Yang, CEO of MingZhu, continued, “We continue to make significant progress in our business diversification strategy, including the successful acquisition of Yinhua (BVI) Limited (the “Yinhua”) in March 2022, that directly increased our revenue by $13 million for the six months ended June 30, 2022. We reentered the coal transportation market with our asset-light strategy during the first half year of 2022. We are aiming to further strengthen our market reach and extend our progress in the near future. Our team is confident that we can align our business direction and strategic objectives to achieve long-term stable and sustainable performance growth in the post-epidemic era.”

Financial Results for the Six Months Ended June 30, 2022

Revenue for the six months ended June 30, 2022, increased by $50.7 million, or 528.1%, to $60.3 million from $9.6 million for the same period of last year. This increase was mainly attributable to the acquisition of Cheyi (BVI) Limited (the “Cheyi”) and Yinhua.

General and administrative expenses increased by $158,001, or 16.9%, to $1,090,410 for the six months ended June 30, 2022, from $932,409 for the same period of last year. The increase was primarily due to the decrease of professional fees and the increase from two newly acquired businesses. Total operating expenses increased by $49.2 million, or 534.8%, to $58.4 million for the six months ended June 30, 2022, from $9.2 million for the same period of last year.

Net income increased by $2,000,827, or 562.4%, to $1,645,083 for the six months ended June 30, 2022, from a loss of $355,744 for the same period of last year. Net income margin was 2.7% for the six months ended June 30, 2022, compared to -3.7% for the same period of last year. The increase in net income was primarily due to the effect of our asset-light strategy and the acquisition of Cheyi and Yinhua.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had a balance of cash of $3.7 million compared to $5.8 million at December 31, 2021. The decrease was due to the cash payment made for the acquisition of Yinhua. Accounts receivable were $23.3 million as of June 30, 2022, compared to $3.7 million as of December 31, 2021. The increase of accounts receivable was mainly due to the acquisition of Yinhua, which had a significant expansion in second quarter of 2022. The balance of prepayment to suppliers was $4.4 million as of June 30, 2022, compared to $5.5 million as of December 31, 2021. The decrease was attributable to the Company’s partial retrieved payments back from suppliers. Loans receivable was increased by $12.9 million as the Company continue to build up strategic alliance as planned. Total working capital was $11.0 million as of June 30, 2022, compared to $5.3 million as of December 31, 2021.

Net cash used in operating activities was $4.0 million for the six months ended June 30, 2022, compared to net cash used in operating activities of $5.0 million for the same period of last year. The decrease was primarily due to the decrease in payment to suppliers. Resulting from the new purchases of equipment, net cash used in investing activities was increased from $57,204 for the six months ended June 30, 2021, to $932,790 for the six months ended June 30, 2022. Net cash provided by financing activities was $2.8 million for the six months ended June 30, 2022, compared to net cash provided by financing activities of $7.6 million for the same period of last year. This decrease was primarily due to the decrease in proceeds from equity financing activities and the loan from commercial banks.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact:

MingZhu Logistics Holdings Limited

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

Phone: +1-914-337-8801

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of June30, 2022	As of December31, 2021
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$3,710,346	$5,752,117
Accounts receivable, net	23,309,930	3,650,005
Prepayments	4,393,454	5,473,938
Other receivables	1,497,652	1,540,044
Loans receivable*	35,398,123	22,487,767
Amount due from related parties	126,159	705,280
Total current assets	68,435,664	39,609,151

NON-CURRENT ASSET
Property and equipment, net	10,126,671	12,224,582
Deferred tax assets	60,289	35,491
Deposits	9,683,305	10,327,872
Goodwill	34,434,968	20,152,890
Total non-current asset	54,305,233	42,740,835
Total assets	$122,740,897	$82,349,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$9,445,666	$7,579,324
Accounts payable	10,571,148	1,344,532
Other payables and accrued liabilities	28,528,141	19,269,124
Amount due to related parties	2,843,454	294,344
Tax payable	5,705,718	3,133,294
Current maturities of long-term bank borrowings	298,592	269,009
Current portion of capital lease and financing obligations	104,726	2,267,248
Current maturities of loans from other financial institutions	-	144,126
Total current liabilities	57,497,445	34,301,001

NON-CURRENT LIABILITIES
Long-term bank borrowings	-	179,339
Long-term portion of capital lease and financing obligations	525,516	200,712
Total non-current liabilities	525,516	380,051
Total liabilities	58,022,961	34,681,052

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 22,960,277 and 19,134,277 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively**	22,960	19,134
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	57,421,485	41,792,071
Statutory reserves	1,003,009	916,148
Retained earnings	7,487,265	5,929,043
Accumulated other comprehensive (loss) income	(369,697)	(140,376)
Total shareholders’ equity	64,717,936	47,668,934
Total liabilities and shareholders’ equity	$122,740,897	$82,349,986

*	Loans receivable mainly comprise of interest-free advances to third parties as a result of strategic business cooperation.

**	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021
	USD	USD
REVENUES	$60,330,761	$9,602,080

COSTS AND EXPENSES
Transportation costs	17,953,860	8,229,288
Costs of rental services	24,962,970	-
Costs of insurance services	12,740,606	-
General and administrative expenses	1,090,410	932,409
Sales and marketing expenses	1,675,095	53,443
Total costs and expenses	58,422,941	9,215,140

INCOME FROM OPERATIONS	1,907,820	386,940

OTHER (EXPENSES) INCOME
Interest expenses	(652,372)	(235,268)
Other expenses	(358,267)	(657,745)
Other income	1,237,049	191,048
Total other income (expenses), net	226,410	(701,965)

INCOME (LOSS) BEFORE INCOME TAXES	2,134,230	(315,025)

PROVISION FOR INCOME TAXES	489,147	40,719

NET INCOME	1,645,083	(355,744)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(229,321)	(394,292)
COMPREHENSIVE INCOME	$1,415,762	$(750,036)

Weighted average shares used in computation:
Basic*	21,429,877	14,387,374
Diluted*	20,885,442	15,985,367

(LOSS) EARNINGS PER SHARE - BASIC*	$0.07	$(0.02)
(LOSS) EARNINGS PER SHARE - DILUTED*	$0.07	$(0.02)

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

			Share	Additional			Accumulated Other Comprehensive
	Shares*	Amount	Subscription Receivables	Paid-in Capital	Statutory Reserve	Retained Earnings	Income (Loss)	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2021	19,134,277	$19,134	$(847,086)	$41,792,071	$916,148	$5,929,043	$(140,376)	$47,668,934

Net income (loss) for the period	-	-	-	-	-	1,645,083	-	1,645,083
Foreign currency translation adjustment	-	-	-	-	-	-	(229,321)	(229,321)
Appropriation to statutory reserve	-	-	-	-	86,861	(86,861)	-	-
Issuance of shares for acquisition	3,826,000	3,826	-	15,629,414	-	-	-	15,633,240

BALANCE, June 30, 2022	22,960,277	$22,960	$(847,086)	$57,421,485	$1,003,009	$7,487,265	$(369,697)	$64,717,936

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021
	USD	USD
Cash flows from operating activities:
Net income (loss)	$1,645,083	$(355,744)
Adjustments to reconcile net income to net cash provided (used in by operating activities:
Gain on disposals of equipment	-	(5,532)
Amortization of deferred financing fees	26,607	57,199
Depreciation for property and equipment	3,441,564	747,316
Deferred income tax (benefit) expenses	(24,798)	32,122
Changes in operating assets and liabilities
Accounts receivable	(19,659,925)	3,051,083
Operating supplies	-	(81,282)
Prepayments	1,080,484	(9,370,842)
Other receivables	702,011	(5,888,995)
Loans receivable	(12,301,292)	-
Deposits	-	(4,031)
Accounts payable	9,226,616	(776,760)
Other payables and accrued liabilities	9,259,017	9,129,748
Tax payables	2,572,424	(1,558,220)
Net cash used in operating activities	(4,032,209)	(5,023,938)

Cash flows from investing activities:
Purchases of equipment	(1,343,653)	(57,204)
Cash from acquisition of subsidiary	410,863	-
Net cash used in investing activities	(932,790)	(57,204)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	2,988,620	4,327,532
Repayment of short-term bank borrowings	(1,122,278)	(5,185,311)
Repayment of long-term bank borrowings	(149,756)	-
Repayments of loans from other financial institutions	(144,126)	-
Repayments of obligations under capital leases	(1,864,325)	(236,116)
Amounts advanced from related parties	3,128,231	4,158,734
Repayments to related parties	-	(13,885,698)
Proceeds from initial public offering	-	18,474,763
Net cash provided by financing activities	2,836,366	7,653,904

Effect of exchange rate change on cash	86,862	15,536

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,041,771)	2,588,298
Cash, restricted cash at beginning of the period	5,752,117	11,605,625
Cash at end of the period	$3,710,346	$14,193,923

Supplemental disclosure of cash flow information:
Interest paid	$242,386	$200,435
Income tax paid	$769,924	$990,349

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$-	$(118,883)
Uncollected receivable from disposal of revenue equipment	$-	$9,221

Reconciliation to amounts on consolidated balance sheets:
Cash	$3,710,346	$4,693,923
Restricted cash	-	9,500,000
Total cash and restricted cash	$3,710,346	$14,193,923